NO ACT

Act: 1933

Section: 2(a)(1)

Rule:

Public Availability: 1-14-2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

January 14, 2009

PE 2-24-06

Received SEC

JAN 1 4 2009

Washington, DC 20549

09001029

Re: OMNI Brokerage, Inc.
Argus Realty Investors, L.P.
PASSCO Companies, LLC
Incoming letter dated February 24, 2006

Based on the facts presented, the Division disagrees with your view that the proposed offer and sale of undivided tenant in common interests pursuant to the Master Lease Transactions and Property Management Transactions (each as defined in your letter) do not involve securities within the meaning of Section 2(a)(1) of the Securities Act of 1933. As a result, the Division is unable to assure you that it would not recommend enforcement action to the Commission unless such offers and sales are registered under the Securities Act or exempt from registration.

This position is based on the representations made to the Division in your letter. Any different facts or conditions may require a different result.

Sincerely,

Anne Krauskopf

Anne Krauskopf
Senior Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2009

Mail Stop 3010

Darryl Steinhause
Luce Forward Hamilton & Scripps LLP
Attorneys at Law
600 West Broadway, Suite 2600
San Diego, California 92101

Re: OMNI Brokerage Inc.
Argus Realty Investors, LP
PASSCO Companies, LLC

Dear Mr. Steinhause:

In regard to your letter of February 24, 2006, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

LUCE FORWARD
ATTORNEYS AT LAW • FOUNDED 1873
LUCE, FORWARD, HAMILTON & SCRIPPS LLP

600 West Broadway
Suite 2600
San Diego, CA 92101
619.236.1414
619.232.8311 fax
www.luce.com

DARRYL STEINHAUSE, PARTNER
DIRECT DIAL NUMBER 619.699.2502
DIRECT FAX NUMBER 619.645.5340
EMAIL ADDRESS dsteinhause@luce.com

January 13, 2009

Securities Act of 1933
Section 2(a)(1)
Section 5
Section 15

Anne Krauskopf
Senior Special Counsel
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
cfletters@sec.gov

Dear Ms. Krauskopf:

We are counsel to OMNI Brokerage, Inc., a Utah corporation ("OMNI"), Argus Realty Investors, L.P., a Delaware limited partnership ("Argus") and PASSCO Companies, LLC, a California limited liability company ("PASSCO").

In a cover letter to our no-action request directed to the Office of Chief Counsel dated February 24, 2006 (the "No-Action Request") on behalf of OMNI, Argus and PASSCO, we requested that the No-Action Request be given confidential treatment for a period of up to 120 days pursuant to Section 200.81(b) of Title 17 of the United States Code of Federal Regulations. We hereby withdraw our request for confidential treatment of the No-Action Request.

Please do not hesitate to contact me if you have any questions.

Sincerely,

Darryl Steinhause
of
LUCE, FORWARD, HAMILTON & SCRIPPS LLP

101140965.1

LUCE·FORWARD
ATTORNEYS AT LAW • FOUNDED 1873
LUCE, FORWARD, HAMILTON & SCRIPPS LLP

600 West Broadway
Suite 2600
San Diego, CA 92101
619.236.1414
619.232.8311 fax
www.luce.com

DARRYL STEINHAUSE, PARTNER
DIRECT DIAL NUMBER 619.699.2502
DIRECT FAX NUMBER 619.645.5340
EMAIL ADDRESS dsteinhause@luce.com

February 24, 2006

Dear Ladies and Gentlemen:

We hereby request that the attached no-action request be given confidential treatment for a period of up to 120 days.

If you have any questions or need any additional information concerning our request, please contact the undersigned at (619) 699-2502.

Sincerely,

Darryl Steinhause
of
LUCE, FORWARD, HAMILTON & SCRIPPS LLP

DS/bc
Enclosure

LUCE FORWARD
ATTORNEYS AT LAW • FOUNDED 1873
LUCE, FORWARD, HAMILTON & SCRIPPS LLP

600 West Broadway
Suite 2600
San Diego, CA 92101
619.236.1414
619.232.8311 fax
www.luce.com

DARRYL STEINHAUSE, PARTNER
DIRECT DIAL NUMBER 619.699.2502
DIRECT FAX NUMBER 619.645.5340
EMAIL ADDRESS dsteinhause@luce.com

February 24, 2006

Securities Act of 1933
Section 2(a)(1)
Section 5
Section 15

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Ladies and Gentlemen:

We are counsel to OMNI Brokerage, Inc., a Utah corporation ("Broker-Dealer"), Argus Realty Investors, L.P., a Delaware limited partnership ("Argus") and PASSCO Companies, LLC, a California limited liability company ("PASSCO") (Argus and PASSCO shall each be referred to herein as a "Sponsor" and collectively as the "Sponsors").

On behalf of Broker-Dealer and the Sponsors, we respectfully ask that the Division concur in our view that, under the facts described below, neither a Master Lease Transaction nor a Property Management Transaction involve a "security" as defined in Section 2(a)(1) of the Securities Act of 1933, as amended (the "Securities Act"), and therefore, confirm that no enforcement action will be taken by the Securities and Exchange Commission (the "Commission") under Sections 5 or 15 of the Securities Act if a Master Lease Transaction or a Property Management Transaction is effected without registration, or an available exemption from registration, under the Securities Act.

I. Facts

A. Master Lease Structure

(i) In General

Sponsor will purchase income-producing real property (the "Project"). After acquiring the Project, the Sponsor will lease the Project to a special purpose entity ("Master Tenant") pursuant to a "triple net" lease ("Master Lease"). The Master Tenant will have the obligations and rights of a primary tenant for the entire Project. The Master Tenant will assume existing leases or enter into new subleases with the tenants of the Project. In certain cases, the Master Tenant will be a direct or indirect affiliate of the Sponsor and in other cases, the Sponsor and the Master Tenant will reach an understanding that the Master Tenant or its affiliates will serve as the Master Tenant for a series of offerings.

The Sponsor will purchase the Project and will obtain financing from a lender to acquire the Project. The Sponsor will then offer for sale undivided tenant in common interests ("Interests") in the Project. The sales price to the purchasers of the undivided interests ("Tenants in Common") will exceed the purchase price paid by the Sponsor. The acquisition of an Interest in the Project by a Tenant in Common will be made partially in cash and partially in the assumption of debt. There will be no more than 35 Tenants in Common. The Tenants in Common will acquire their Interests subject to the Master Lease and a tenants in common agreement (the "Tenants in Common Agreement").

It is anticipated the Tenants in Common will meet (either in person, telephonically or through a website) on a regular basis.

Each Tenant in Common must represent that he or she has experience in owning and operating real estate or that they have received professional advice with respect to the acquisition of an Interest. Each Tenant in Common must further represent that he or she will exercise all of the Tenant in Common's control rights under the transaction documents. Each Tenant in Common must perform its own due diligence on the Project. The Interests will be marketed primarily to Purchasers seeking to complete a like-kind exchange pursuant to Section 1031 of the Internal Revenue Code. A prospective Tenant in Common will be furnished information concerning the Master Tenant, the Master Lease, the subleases, the Tenants in Common Agreement, the physical condition of the Project, title information, demographic information, and historical operating results and other information a purchaser of real estate would customarily require. Each Tenant in Common will also be required to provide information concerning his or her experience in real estate.

The Master Tenant will provide each Tenant in Common with operating information about the Project.

The Tenants in Common may sell, transfer, pledge or endorse their Interests, subject to the Tenant in Common Agreement, the Master Lease and any lender restrictions. A Tenant in Common may also cause a judicial partition of the Project. However, any Tenant in Common seeking to partition the Project must first offer their Interest to the other Tenants in Common, who will have the right to purchase the Interest at fair market value.

The Master Lease will have a term of 20 years. The Master Lease is a "triple-net lease." Rent under the Master Lease is fixed with fixed increases over its term. The Master Lease may be terminated at any time by a majority vote of the Tenants in Common, or upon the sale of the Project. The Master Tenant will pay for property taxes, insurance premiums, repair and maintenance expenses, and will generally operate the Project. If the Tenants in Common terminate the Master Lease, they can replace the Master Tenant with another lessee, or manage the Project through a property manager.

The Project will be purchased by the Sponsor with a combination of a cash payment and a loan. The loan will be obtained from a third-party lender unaffiliated with the Sponsor and will be secured by the Project. Each Tenant in Common will assume or take its Interest subject to the loan. It is anticipated that the loan will be nonrecourse except for certain customary nonrecourse carveouts. The Master Tenant will make debt service payments on behalf of the Tenants in Common. Each Tenant in Common will receive its rent payment from the Master Tenant. It is anticipated that each Tenant in Common will be required to hold their Interest in the Project through a special purpose entity ("SPE").

It is anticipated that the Tenants in Common will hold the Project for 7 to 10 years and will then sell the Project. The Master Tenant will recommend to the Tenants in Common when to sell the Project.

The Interests will be sold pursuant to a Confidential Memorandum that will contain the following:

(a) a Project summary;

(b) a description of the Sponsor and the Master Tenant;

(c) a summary of the structure of the transaction; and

(c) a summary of the (i) Purchase Agreement; (ii) Tenants in Common Agreement; (iii) Master Lease; (iv) loan documents; and (v) risk factors.

The Interest will not be sold through licensed securities brokers.

(ii) <u>Master Lease Transaction Agreements</u>

The following agreements will be entered into by the Tenants in Common:

(a) <u>Purchaser Questionnaire</u>.

Each potential Tenant in Common will be required to execute a Purchaser Questionnaire. The Purchaser Questionnaire requires the Tenants in Common to make certain representations to the Sponsor. These representations relate to:

(1) the Tenant in Common's net worth and annual income;

(2) the Tenant in Common's existing financial condition;

(3) the prior real estate experience of the Tenant in Common; and

(4) a representation that the Tenant in Common will exercise its control with respect to its investment in the Project.

(b) Purchase Agreement and Escrow Instruction.

The Tenants in Common will enter into a Purchase Agreement and Escrow Instruction ("Purchase Agreement") to purchase an undivided interest in the Project from the Sponsor. The Tenant in Common will take their Interests in the Project subject to the loan secured by the Project, the Tenant in Common Agreement and the Master Lease.

Each Tenant in Common must represent, among others, that:

(a) The Tenant in Common has read the Confidential Memorandum and the transaction documents;

(b) the Tenant in Common (i) has prior experience in owning and operating real estate; or (ii) is an accredited investor and has consulted with a real estate broker or attorney;

(c) the Tenant in Common understands its rights and obligations under the transaction documents and intends to participate in the decision-making process; and

(d) the Tenant in Common acknowledges that the Tenant in Common is buying the Interest "as is" and has had the opportunity to perform such due diligence on the Project as the Tenant in Common deems necessary.

(c) Tenants in Common Agreement.

The Tenants in Common Agreement will be entered into by the Tenants in Common. Pursuant to the Tenants in Common Agreement, the Tenants in Common confirm that they do not intend to form a partnership or joint venture and ratify the Master Lease. The Tenants in Common agree that each Tenant in Common is entitled to all income, expense and distributions in proportion to their percentage interests in the Project. Pursuant to the Tenants in Common Agreement, the Tenants in Common are required to execute documents requested with respect to approved transactions and provide funds as needed for the operation of the Project.

The following items require the unanimous approval of the Tenants in Common: (i) sale, exchange, lease or re-lease of all or a portion of the Project, including any modification, extension or renewal of the Master Lease but excluding an sublease permitted under the Master Lease which shall not require the consent of any of the Tenants in Common, (ii) any loan or modifications of any loan secured by the Project, or (iii) the approval of any property management agreement or any extension, renewal or modification thereof. All other decisions regarding the Project require the approval of Tenants in Common who own more than 50% on the undivided interest in the Project. Whenever the consent of the Tenants in Common is required, the Tenants in Common will have 30 days from the date of the request for consent to approve or disapprove of the matter in writing. In the event a Tenant in Common does not disapprove in writing of such matter within such 30 day period, the Tenant in Common shall be deemed to have approved the matter.

In the event that any Tenant in Common disapproves of any decision that requires unanimous approval and Tenants in Common owning more than 66% of the percentage interests in the Project have approved the action, the approving Tenants in Common shall have the option to purchase the non-approving Tenant in Common's interest in the Project at fair market value.

The Tenants in Common Agreement also includes an option for the Tenants in Common to purchase a Tenant in Common's Interest that files an action for partition or files for bankruptcy. The Tenants in Common Agreement has a 45 year term and "runs with the land".

(d) Master Lease Agreement.

The Tenants in Common will enter into (or assume) the Master Lease with the Master Tenant. Under the Master Lease, the Master Tenant will lease the entire Project from the Tenants in Common and will be required to manage and operate the Project. The Master Lease has a 20 year term.

The Master Lease will terminate upon (i) the sale of all or substantially all of the Project or (ii) a majority vote by the Tenants in Common.

The rent under the Master Lease is a fixed amount with fixed increases. The lease is a triple net lease such that the Master Tenant is responsible for all operating expenses, taxes, utilities, repairs and insurance attributable to the Project. The Tenants in Common are responsible for the capital expenditures and improvements.

The Master Lease may be assigned by the Master Tenant with the consent of the Tenants in Common.

The Master Tenant will be in default if:

(a) the Master Tenant fails to pay rent or any other payment required under the Master Lease;

(b) the Master Tenant fails to comply with any term, provision or covenant of the Master Lease and the failure is not cured within a fixed time period; or

(c) the Master Tenant becomes bankrupt or insolvent.

The Master Lease may or may not be guaranteed by an affiliate of the Sponsor.

(e) Loan Assumption Agreement.

The Tenants in Common will enter into a Loan Assumption Agreement with the Sponsor. Pursuant to the Loan Assumption Agreement, the Tenants in Common agree to assume, the obligations under the loan documents originally entered into by the Sponsor and the lender.

(f) Due Diligence.

Each Tenant in Common may request information and reports in performing its due diligence, which the Sponsor will provide to it with respect to the proposed acquisition of the Project. The due diligence items would include the following:

(1) leases and rent roll;

(2) past operating statements;

(3) loan documents;

(4) third-party reports; and

(5) title and survey.

B. Property Management Structure

(i) In General

Sponsor will purchase income-producing real property (the "Project"). After acquiring the Project, the Sponsor will enter into a Property Management Agreement as defined below ("Property Management Agreement") and an Asset Management Agreement as defined below ("Asset Management Agreement") with third-party property and asset managers

The Sponsor will purchase the Project and will obtain financing from a lender to acquire the Project. The Sponsor will then offer for sale undivided tenant in common interests ("Interests") in the Project. The sales price to the purchasers of the undivided interests ("Tenants in Common") will exceed the purchase price paid by the Sponsor. The acquisition of an Interest in the Project by a Tenant in Common will be made partially in cash and partially in the assumption of debt. There will be no more than 35 Tenants in Common. The Tenants in Common will acquire their Interests subject to the Property Management Agreement, and the Asset Management Agreement and a tenant in common agreement (the "Tenant in Common Agreement").

The Sponsor or an affiliate may, but will not be required to, retain an Interest.

The Tenants in Common will engage an unrelated third-party property manager ("Property Manager") to manage the day-to-day operations of the Project and lease the Project. The Property Management Agreement will be approved by all of the Tenants in Common.

The Property Manager will be overseen by a third-party asset manager ("Asset Manager") who will advise the Tenants in Common. The Asset Manager will be selected from a number of potential asset management firms (usually 3 to 5) by a vote of the initial Tenants in Common, and this selection will be approved by all of the Tenants in Common as Interests in the Project are purchased.

The Asset Manager will provide notice to the Tenants in Common prior to the Selection and Approval Meeting (as defined below) and prior to each annual meeting that each Tenant in Common can terminate the Property Management Agreement. If no Tenant in Common elects to terminate the Property Management Agreement, the Property Management Agreement shall automatically renew. In addition, a majority of the Tenants in Common Interests can terminate the Property Management Agreement at any time.

It is anticipated the Tenants in Common will meet (either in person, telephonically or through a website) on a regular basis.

Each Tenant in Common must represent that he or she has experience in owning and operating real estate or that they have received professional advice with respect to the acquisition of an Interest. Each Tenant in Common must further represent that he or she will exercise all of the Tenant in Common's control rights under the transaction documents. Each Tenant in Common must perform its own due diligence on the Project. The Interests will be marketed primarily to Purchasers seeking to complete a like-kind exchange pursuant to Section 1031 of the Internal Revenue Code. A prospective Tenant in Common will be furnished information concerning the Asset Manager, the Property Manager, the leases, the Tenants in Common Agreement, the physical condition of the Project, title information, demographic information, and historical operating results and other information a purchaser of real estate would customarily require. Each Tenant in Common will also be required to provide information concerning his or her experience in real estate.

The Tenants in Common may sell, transfer, pledge or endorse their Interests, subject to the Tenant in Common Agreement and any lender restrictions. A Tenant in Common may also cause a judicial partition of the Project. However, any Tenant in Common seeking to partition the Project must first offer their Interest to the other Tenants in Common, who will have the right to purchase the Interest at fair market value.

The Project will be purchased by the Sponsor with a combination of a cash payment and a loan. The loan will be obtained from a third-party lender unaffiliated with the Sponsor and will be secured by the Project. Each Tenant in Common will assume or take its Interest subject to the loan. It is anticipated that the loan will be nonrecourse except for certain customary nonrecourse carveouts. It is anticipated that each Tenant in Common will be required to hold their Interest in the Project through a special purpose entity ("SPE").

The Interests will be sold pursuant to a Confidential Memorandum that will contain the following:

(a) a Project summary;

(b) a description of the Sponsor, the Property Manager and the Asset Manager;

(c) a summary of the structure of the transaction; and

(d) a summary of the (i) Purchase Agreement; (ii) Tenants in Common Agreement; (iii) Property Management Agreement; (iv) Asset Management Agreement; (v) loan documents; and (vi) risk factors.

The Interest will not be sold through licensed securities brokers.

(ii) <u>Property Management Transaction Agreements</u>

The following agreements will be entered into by the Tenants in Common:

(a) <u>Purchaser Questionnaire</u>.

Each potential Tenant in Common will be required to execute a Purchaser Questionnaire. The Purchaser Questionnaire requires the Tenants in Common to make certain representations to the Sponsor. These representations relate to:

(1) the Tenant in Common's net worth and annual income;

(2) the Tenant in Common's existing financial condition;

(3) the prior real estate experience of the Tenant in Common; and

(4) a representation that the Tenant in Common will exercise its control with respect to its investment in the Project.

(b) Purchase Agreement and Escrow Instruction.

The Tenants in Common will enter into a Purchase Agreement and Escrow Instruction ("Purchase Agreement") to purchase an undivided interest in the Project from the Sponsor. The Tenant in Common will take their Interests in the Project subject to the loan secured by the Project, the Tenant in Common Agreement, the Property Management Agreement and the Asset Management Agreement.

Each Tenant in Common must represent, among others, that:

(a) The Tenant in Common has read the Confidential Memorandum and the ancillary documents;

(b) the Tenant in Common (i) has prior experience in owning and operating real estate; or (ii) is an accredited investor and has consulted with a real estate broker or attorney;

(c) the Tenant in Common understands its rights and obligations under the transaction documents and intends to participate in the decision-making process; and

(d) the Tenant in Common acknowledges that the Tenant in Common is buying the Interest "as is" and has had the opportunity to perform such due diligence on the Project as the Tenant in Common deems necessary.

(c) Tenants in Common Agreement.

The Tenants in Common Agreement will be entered into by the Tenants in Common. Pursuant to the Tenants in Common Agreement, the Tenants in Common confirm that they do not intend to form a partnership or joint venture and ratify the Property Management Agreement and the Asset Management Agreement. The Tenants in Common agree that each Tenant in Common is entitled to all income, expense and distributions in proportion to their percentage interests in the Project. Pursuant to the Tenants in Common Agreement, the Tenants in Common are required to execute documents requested with respect to approved transactions and provide funds as needed for the operation of the Project.

The following items require the unanimous approval of the Tenants in Common: (i) sale, exchange, lease or re-lease of all or a portion of the Project, (ii) any loan or modifications of any loan secured by the Project, or (iii) the approval of any property management agreement or any extension, renewal or modification thereof. All other decisions regarding the Project require the approval of Tenants in Common who own more than 50% on the undivided interest in the Project. Whenever the consent of the Tenants in Common is required, the Tenants in Common will have 30 days from the date of the request for consent to approve or disapprove of the matter in writing. In the event a Tenant in Common does not disapprove in writing of such matter within such 30 day period, the Tenant in Common shall be deemed to have approved the matter.

In the event that any Tenant in Common disapproves of any decision that requires unanimous approval and Tenants in Common owning more than 66% of the percentage interests in the Project have approved the action, the approving Tenants in Common shall have the option to purchase the non-approving Tenant in Common's interest in the Project at fair market value. The Asset Manager is provided a Power of Attorney to execute all documents to effectuate a sale.

The Tenants in Common Agreement also includes an option for the Tenants in Common to purchase a Tenant in Common's Interest that files an action for partition or files for bankruptcy. The Tenants in Common Agreement has a 45 year term and "runs with the land".

The Tenants in Common Agreement provides that by entering into or assuming the Property Management Agreement and the Asset Management Agreement upon closing of the Interests in the Project, the Tenants in Common are approving the appointment of the Asset Manager and approve the Asset Management Agreement.

Within ten days after the closing of the last Tenant in Common Interests, the Asset Manager will hold a meeting of the Tenants in Common ("Selection and Approval Meeting").

At such meeting, the Tenants in Common will:

(i) select an Asset Manager, who may or may not be the initial Asset Manger;

(ii) approve the Asset Management Agreement;

(iii) select a Property Manager, who may or may not be the initial Property Manager;

(iv) approve the Property Management Agreement; and

(v) approve the Project budget.

In the event that the Tenants in Common do not unanimously approve such items, the Asset Manager shall propose a solution for any disputed item If no Tenant in Common objects to the proposed solution within 30 days, the Tenants in Common will be deemed to have agreed to the solution.

After the initial approval, the Property Management Agreement and the Asset Management Agreement must be renewed annually.

After the Selection and Approval meeting, the Tenants in Common will have an Annual Meeting. The purpose of the Annual Meeting is for the Tenants in Common to (a) approve the Asset Manager or select a new Asset Manager; (b) approve or reject the Asset Management Agreement; (c) approve the Property Manager or select a new Property Manager to; (d) approve or reject the Property Management Agreement; and (e) approve the annual Project budget.

(d) <u>Property Management Agreement</u>.

The Sponsor will enter into a Property Management Agreement with an unaffiliated entity. The Property Manager Agreement will be assumed by the Tenants in Common upon execution of the Assignment and Assumption Agreement. The Property Manager under the Property Management Agreement will be responsible for managing the day-to-day operations of the Project.

Each Tenant in Common has the right to advise, direct and consult with and supervise the Property Manager. The Property Manager shall report to the Asset Manager. In the event that the Tenants in Common provide conflicting direction, the Asset Manager shall resolve any dispute.

The following items require the unanimous approval of the Tenants in Common: (i) sale, exchange, lease or re-lease of all or a portion of the Project, (ii) any loans or modifications of any loans secured by the Project, or (iii) the approval of any property management agreement or any extension, renewal or modification thereof. All other decisions regarding the Project require the approval of Tenants in Common who own more than 50% on the undivided interest in the Project.

Whenever the consent of the Tenants in Common is required, the Tenants in Common will have 30 days from the date of the request for consent to approve or disapprove of the matter in writing (except for leases which requires 72 hours). In the event a Tenant in Common does not disapprove in writing of such matter within such 30 day period (or 72 hours as appropriate), the Tenant in Common shall be deemed to have approved the matter.

The Property Manager shall be responsible for leasing the Project.

The Property Manager shall prepare a Project budget for the Tenants in Common. The initial Project budget shall be approved or rejected at the Selection and Approval Meeting. Subsequent budgets will be submitted to the Tenants in Common annually. A proposed budget must be objected to by a majority vote of the Tenants in Common or it will be deemed approved.

The Property Manager shall also be responsible for (a) financial reporting, (b) maintaining bank accounts, and (c) payment of expenses.

As compensation for its services, the Property Manager will receive (i) a percentage of gross receipts and (ii) reimbursements of its expenses.

The Asset Manager will provide notice to the Tenants in Common prior to the Selection and Approval Meeting and prior to each Annual Meeting that each Tenant in Common can terminate the Property Management Agreement. If no Tenant in Common elects to terminate the Property Management Agreement, the Property Management Agreement shall automatically renew. If any Tenant in Common elects to terminate the Property Management Agreement, (i) the Property Management Agreement shall terminate at the end of the calendar year of such election to terminate and (ii) the other Tenants in Common shall have the right to purchase the Tenant in Common's Interest who elected to terminate the Property Management Agreement. In addition, a majority of the Tenants in Common Interests can terminate the Property Management Agreement at any time subject to (i) unanimous approval of a substitute Property Manager and (ii) approval by the lender. The Property Management Agreement can be terminated by the Tenants in Common "for cause" immediately.

The Property Manager has the right to terminate the Property Management Agreement on 30 days' prior written notice.

The Property Management Agreement shall automatically terminate upon a sale of the Project.

(e) Loan Assumption Agreement.

The Tenants in Common will enter into a Loan Assumption Agreement with the Sponsor. Pursuant to the Loan Assumption Agreement, the Tenants in Common agree to assume, the obligations under the loan documents originally entered into by the Sponsor and the lender.

(f) Due Diligence.

Each Tenant in Common may request information and reports in performing its due diligence, which the Sponsor will provide to it with respect to the proposed acquisition of the Project. The due diligence items would include the following:

(1) leases and rent roll;

(2) past operating statements;

(3) loan documents;

(4) third-party reports; and

(5) title and survey.

(g) Asset Management Agreement.

The Sponsor will enter into an Asset Management Agreement with the Asset Manager. The Asset Management Agreement will be assumed by the Tenants in Common upon execution of the Assignment and Assumption Agreement. The Asset Manager will (a) serve as asset manager, (b) coordinate the interaction of the Tenants in Common, and (c) provide the following services:

(1) oversee the Project;

(2) interact with the lender;

(3) review budgets;

(4) consent to capital expenditures;

(5) oversee leasing;

(6) oversee the Property Manager; and

(7) assist with property due diligence during the acquisition process.

The Asset Management Agreement and all amendments must be unanimously approved by the Tenants in Common. The Asset Management Agreement must be renewed annually. Whenever the consent of the Tenants in Common is required, the Tenants in Common will have 30 days to approve or disapprove of the matter. Any Tenant in Common that does not disapprove the matter within 30 days shall be deemed to approved the matter. The Tenants are deemed to approve the initial Asset Management Agreement for the first calendar year by execution of the Asset Management Agreement. Each Tenant in Common shall have the right to terminate the Asset Management Agreement annually. The Asset Manager shall provide notice to each Tenant in Common that the Agreement can be terminated. If no Tenant in Common elects to terminate the Asset Management Agreement, the Asset Management Agreement will deem to be renewed for an additional one year period; provided, however, that no termination of the Asset Management Agreement will be effective until a replacement asset manager is unanimously approved by the Tenants in Common. The Asset Management Agreement can be terminated by the Tenants in Common "for cause" immediately. The Asset Manager has the right to terminate the Asset Management Agreement on 30 days' written notice. The Asset Management Agreement shall automatically terminate upon a sale of the Project.

II. Legal Analysis

A. General Framework

Under Section 2(a)(1) of the Securities Act of 1993 a security includes:

> "any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security, certificate of deposit, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a "security," or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing."[1]

Neither an interest in real estate nor a contract to purchase real estate is specifically enumerated within this definition of a "security." Existing case law addressing the definition of "security" within the context of real estate related transactions focuses on whether such a transaction may be considered an "investment contract," a term which is specifically included within the Securities Act's definition of "security."[2] Thus, a Master Lease Transaction and a Property Management Transaction must each constitute an "investment contract" to be subject to the Securities Act

The Securities Act does not directly define the term "investment contract." However, in SEC v. W.J. Howey Co., 328 U.S. 293 (1946), the Supreme Court established the framework by which

[1] 15 U.S.C. §77b(1).

[2] A purchase of land or another interest in real estate can be an investment contract subject to the Securities Act. See, e.g., McCown v. Heidler, 527 F. 2d 204 (10th Cir. Okla. 1975)(finding that "land, as such is not a security and that a land purchae contract, simply because the purchaser expects or hopes that the value of the land purchased will increase, does not automatically fall within the confines of the Securities Act . . . [h]owever, . . . land or its purchase [does not] necessarily negate the application of the Securities Act."); Aldrich v. McCulloch Properties, 627 F.2d 1036 (10th Cir. Colo. 1980) (finding that the fact that the real estate interests were covered by the Interstate Land Disclosure Act did not automatically exclude them from the purview of the securities laws).

federal courts identify when a real estate or other financial transaction will constitute an investment contract. The Howey case involved the offering of subdivided rows in a citrus grove. Each investor was deeded a particular tract in the citrus grove that was planted with citrus trees. The tracts were not separately fenced, and the average investor held 1.33 acres in the approximately 500 acre development. The land purchase was coupled with a long-term service contract without the option of cancellation. Under the service contract, Howey was granted a leasehold interest and full possession of the property. The investors did not have a right to entry to market the citrus crop, and Howey was given full discretion and authority over the cultivation, harvesting and marketing of the citrus crop. Each investor was only entitled to an allocation of the net profits from the sale of the citrus crop. Most of the investors lacked the knowledge, skill and equipment necessary to care for the citrus trees themselves, and they were primarily non-residents of the state in which the citrus grove was located.

In Howey, the Court reasoned that in order for an investment contract to exist, the sponsor must be "offering something more than fee simple interests in land, something different from a farm or orchard coupled with management services."[3] The Court emphasized that the form of the transaction must be disregarded for substance, and the emphasis should be placed on the economic realities of the transaction.[4] The investors did not desire to develop or cultivate the citrus groves. They resided in distant localities and the tracts were so small that individual development would not be economically feasible. Instead, the investors sought an opportunity to invest money and share in the profits of a larger citrus grove of which they owned a part. In order to profit on this enterprise, the investors were relying on the seller's specific ability to manage, develop and market the larger citrus grove. Although the offering was packaged as a land sale coupled with a service contract, "all the elements of a profit-seeking business venture [were] present here."[5] Thus, under the Howey test, an investment contract is defined as (i) an investment of money, (ii) in a common enterprise, (iii) with the expectation of profits, (iv) solely from the efforts of the promoter or a third party. All four prongs of the test must be satisfied in order for a transaction to be deemed an investment contract for securities law purposes. The Supreme Court further clarified the Howey test in United Housing Foundation v. Forman, 421 U.S. 837 (1975). In Forman, the court found that the "touchstone is the presence of an investment in a common venture premised on a reasonable expectation of the profits to be derived from the *entrepreneurial or managerial* efforts of others."[6]

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[3] Howey, 328 U.S. at 299.

[4] See id. at 299-300.

[5] See id. at 300.

[6] Forman, 421 U.S. at 852 (emphasis added). The Howey test, as further clarified by Forman, is commonly referred to as the Howey-Forman test.

B. The Howey-Forman Test

(i) Investment of Money

The first prong of the Howey-Forman test, the investment of money, is rarely at issue in determining whether a real estate related or other financial transaction constitutes an "investment contract," and most real estate or other financial transactions satisfy this initial prong.

(ii) Expectation of Profits

Under the Howey-Forman test, the expectation of profits may include capital appreciation from the development of the initial investment[7] or a participation of earnings resulting from the use of funds from the investor.[8] In other words, the investor is "attracted solely by the prospects of a return" on his investment.[9] An expectation of profits does not arise when the purchaser desires to use or consume the item they are contracting to purchase.[10] Thus, in Forman, the Court held that the purchase of shares in a cooperative housing corporation did not involve an investment contract. The shares at issue in Forman (i) could not be transferred to a nontenant, (ii) could not be pledged or encumbered, (iii) were subject to a repurchase right by the seller, and if such right was not exercised by seller, could only be sold for the original cost, and (iv) did not grant voting rights on the owner. The purchase of the shares merely entitled the purchaser to purchase subsidized, low-income housing for such purchaser's personal use.

An investor may also be attracted by the prospect of profits or a return on his investment even where the transaction involves a fixed rate of return, such as where the return is a fixed monthly rent payment. A transaction providing a fixed rate of return may be an investment contract because profits are viewed "in the sense of the income or return – that investors seek on their investment, not the profits of the scheme in which they invest, and may include, for example,

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[7] See Aldrich v. McCulloch, 627 F.2d at 1039 (finding that the fact that the investor did not expect any tangible gain until they sold their property does not preclude a finding of investment intent; profits may be capital appreciation from the development of the initial investment). However, the Aldrich court also noted that capital appreciation from development should be distinguished from a general increase in land values from neighborhood growth and improvements.

[8] See Forman, 421 U.S. at 852.

[9] Id. (quoting Howey).

[10] See id. at 853.

dividends, other periodic payments, or the increased value of the investment."[11] Thus, in SEC v. Edwards, 540 U.S. 389 (2004), the Supreme Court held that a sale-leaseback transaction in which the purchasers of payphones received fixed monthly amounts could constitute an investment contract.

Although a fixed rate of return may constitute an expectation of profits for purposes of the Howey-Forman test, the courts have held that an expectation of tax benefits does not constitute an expectation of profits in the securities laws context. In Forman, the Supreme Court held that the tax deductibility of interest payments did not constitute an expectation of profits; these were tax benefits that were available to all homeowners paying mortgage interest pursuant to applicable tax laws. Further, the Supreme Court reasoned that even if tax deductions were considered profits, "they would not be the type associated with a security investment since they do not result from the managerial efforts of others."[12]

(iii) Common Enterprise

The meaning of the common enterprise prong of the Howey-Forman test is uncertain. The Circuit Courts of Appeal have adopted various approaches to determine when a "common enterprise" exists, which approaches generally fall under the categories of horizontal commonality and vertical commonality.

Horizontal commonality focuses on whether there is a pooling of assets from two or more investors into a single investment fund with a distribution of profits and losses on a pro rata basis; the investors share in the risks and benefits of the enterprise.[13] For example, in SEC v. Infinity Group Co., 212 F.3d 180 (3d Cir. Pa. 2000), the Third Circuit found horizontal commonality

[11] SEC v. Edwards, 540 U.S. 389, 394 (2004).

[12] Forman, 421 U.S. at 855. See also, Sunshine Kitchens v. Alanthus Corporation, 403 F. Supp. 719 (S.D. Fla. 1975) (holding that the purchaser in a sale leaseback of computer equipment was not seeking profits for securities law purposes where the inducement for the transaction was to receive a tax shelter); Meade v. Weber, 647 F. Supp. 954 (E.D. La. 1986) (holding that no security existed where the purchaser was seeking a tax shelter device).

[13] See, e.g., SEC v. ETS Payphones, Inc., 300 F.3d 1281,1283-1284 (11th Cir. Ga. 2002), rev'd on unrelated grounds; SEC v. Edwards, 540 U.S 389 (2004); SEC v. Infinity Group, 212 F.3d 180, 188 (3d Cir. Pa. 2000); SEC v. Banner Fund Int'l, 211 F.3d 602, 614-615 (D.C. Cir. 2000); Teague v. Baker, 35 F.3d 978, 986 (4th Cir. N.C. 1994); Revak v. SEC Realty Corp., 18 F.3d 81, 87-89 (2d Cir. N.Y. 1994)

existed where investors contributed funds to a trust for the trust to invest pursuant to property transfer contracts. Here, although each investor entered into a separate agreement and did not receive an interest in the trust, the purpose of the property transfer contracts was to create pooled funds of money for leveraged investments by the trust. Thus, the relationship analyzed under this standard is the relationship between the investors.

In contrast to horizontal commonality, vertical commonality focuses on whether there is a common venture between the promoter or manager and the individual investor.[14] There are two tests for vertical commonality: (i) broad vertical commonality, and (ii) narrow vertical commonality. Under the broad vertical commonality approach, the courts will look for a link between the investor's fortunes and the promoter's efforts.[15] For example, in SEC v. Koscot Interplanetary, Inc., 497 F.2d 473 (5th Cir. Ga. 1974), the court found that a common enterprise existed under a vertical commonality approach where investors were solicited to purchase cosmetic distributorships through high-pressure recruiting tactics. The court held that commonality was evidenced "by the fact that the fortunes of all investors are inextricably tied to the efficacy of the Koscot meeting and guidelines on recruiting prospects and consummating a sale."[16] The more widely accepted form of vertical commonality, narrow vertical commonality, finds that a common enterprise exists where the promoter or manager's fortunes rise and fall with those of the investor.[17] In Lavery v. Kearns, 792 F. Supp. 847 (D. Me. 1992), the court held that no vertical commonality existed where the purchaser purchased a condominium unit and leased

[14] For example, in Tcherepnin et al. v. Knight et al., 389 U.S 332 (1967), the Supreme Court held that a common enterprise existed where investors had purchased withdrawable capital shares in an Illinois savings and loan association. The Court reasoned that the investors were engaged in a common enterprise because they were "participants in a money-lending operation dependent for its success upon the skill and efforts of the management of City Savings in making sound loans." Id. at 338. The Court utilized an "economic realities" approach in its application of Howey, and did not adopt vertical commonality as the standard. However, the Court's conclusion in this case finds a common enterprise where there is a link between the manager's efforts and the investor's fortunes.

[15] See, SEC v. Koscot Interplanetary, Inc., 497 F.2d 473 (5th Cir. Ga. 1974). However, some courts have rejected the broad vertical commonality approach as the equivalent of the fourth prong of the Howey-Forman test; i.e., that the investor has an expectation of profits in reliance of the efforts of the promoter. See, e.g., Lavery v. Kearns, 792 F.Supp. 847, 851 (D. Me. 1992); Xaphes v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 597 F. Supp. 213, 216 (D.Me. 1984).

[16] Koscot, 497 F.2d at 479.

[17] See, e.g., Savino v. E.F. Hutton & Co., 507 F. Supp. 1225, 1237 (S.D.N.Y. 1981); SEC v. Glenn W. Turner Enterprises, Inc., 474 F.2d 476 (9th Cir. Or. 1973).

the unit back to an affiliate of the seller, subject to a buyback agreement pursuant to which the seller would buy back the unit for a fixed price at a specified time. The purchaser was to receive a fixed monthly rent payment, which would not vary based on the actual amount of rental income received by the lessee. Further, the buy back right was for a fixed price at a specified time regardless of the current market value. Thus, the Court found that the fortunes of the investor were not intertwined with those of the promoter.[18]

Still other courts have refused to focus on the direction of the commonality; i.e., whether the common relationship (i) between the investors or (ii) between each investor and the promoter or manager is the appropriate focus. Instead, they will look at the economic realities of the transaction as emphasized by the Supreme Court in Howey.[19] In McGill v. American Land & Exploration Co., 776 F.2d 923 (10th Cir. Okla. 1985), the purchaser invested funds in a proposed joint venture to develop a subdivision. The Court reasoned that where a transaction is purely commercial in nature, such as a commercial loan or a sale of assets, no security exists because there is no common enterprise. However, if in reality the transaction is an investment, then a common enterprise may be created. In this case, the purchaser invested funds in the joint venture with the expectation that he would receive a share of the profits from the joint venture; he was not making a commercial loan but was instead purchasing the right to participate in the profits of the joint venture.[20] Thus, the Court reversed the district court's decision and found that a common enterprise existed, even without any horizontal commonality between the purchaser and any other investors.

(iv) Reliance on the Entrepreneurial or Managerial Efforts of Others

The final and most-litigated prong under the Howey-Forman test requires that the investor's profits be derived from the entrepreneurial or managerial efforts of others, typically the sponsor or an affiliate of the sponsor.[21] In applying this prong, the focus is on the investor's ability to

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18 See Lavery, 793 F. Supp. at 853.

19 The Supreme Court has declined to resolve the split in the Circuit Courts of Appeal with respect to the appropriate commonality approach, and has not expressly adopted a standard. See Mordaunt v. Incomco, 469 U.S. 1115 (1985).

20 See McGill, 776 F.2d at 925-926.

21 See Williamson v. Tucker, 645 F.2d 404, 418 (5th Cir. Tex. 1981) (the most often litigated prong of the Howey-Forman test is the expectation of "profits solely from the efforts of others.")

exercise control over the investment.[22] If the investor retains practical and legal control over the investment, even if the investor chooses to delegate such control, the courts have held that the investor's profits are not derived solely from the efforts of others and such an investment will not constitute a security subject to the registration requirements of the Securities Act.[23] Conversely, the courts are likely to find an investment contract exists where (i) the control of the investor over the investment is illusory, (ii) the investor lacks the skill or experience necessary to exercise control, or (iii) the investor is so dependent on the unique skill or expertise of the sponsor or manager that they cannot practically be replaced without affecting the success of the venture.[24]

In determining whether control has been retained by an investor, it is necessary to begin by analyzing the contractual arrangements entered into by the parties. In keeping with the focus on economic realities in Howey, the courts will look "*in toto* [at] the economic effect of various contracts and leases executed by the parties as they reflect facts necessary to delineate the legal character of these transactions."[25] In Mr. Steak, Inc. v. River City Steak, Inc., 324 F. Supp. 640 (D. Colo. 1970), the court held that no security existed where the franchisor exerted significant control over the operations of the restaurant but the franchisee maintained some rights to exercise meaningful control. The franchise agreement provided that the franchisor would construct the restaurant, train the manager, set restrictions on product and equipment selection, manage the finances of the operation and have the power to dismiss the manager for failure to comply with the directives of the franchisor. However, the franchisee also had a number of avenues by which the franchisee could choose to exercise control over the restaurant operation: (i) the franchisee had the initial right to select the manager (only if the franchisee failed to act, would the franchisor select the manager), and (ii) the franchisee had the right to terminate the restaurant manager with two weeks' written notice. The court rejected the franchisee's argument that an investment contract existed because he exercised no control over the daily affairs of the operation and merely supplied funds for the operation. Rather than focusing on the fact that the investor did not exercise any control over the restaurant, the court emphasized that the investor had the right to exercise control pursuant to the terms of the agreements if he chose to do so:

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[22] See, e.g., Williamson, 645 F.2d 404; Mr. Steak, Inc. v. River City Steak, Inc., 324 F. Supp. 640 (D. Colo. 1970); Ballard & Cordell Corp. v. Zoller & Dannenberg Exploration, Ltd., 544 F.2d 1059 (10th Cir. Colo. 1976.

[23] This control analysis has arisen in a number of contexts. See, e.g., Williamson, 645 F.2d 404 (joint venture interests); Mr. Steak, 324 F. Supp. 640 (restaurant franchise); Ballard, 544 F.2d 1059 (oil & gas interest); Fargo Partners v. Dain Corp., 540 F.2d 912 (8th Cir. N.D. 1976) (purchase of apartment complex).

[24] See Williamson, 645 F.2d at 424.

[25] Mr. Steak, 324 F. Supp. At 642.

> "In fact a reading of both contracts suggests to us that the role of franchisee was envisioned as a flexible one, depending upon the business expertise and inclination of the franchisee. Most duties mentioned in the franchise agreement could be performed by the franchisee, or delegated to the manager. That River City Steak delegated performance of those duties and ignored daily operations does not affect the nature of its powers, nor change the essential fact that River City Steak abandoned what rights of control and participation it did have."[26]

The court also noted that the franchisee in this case was an experienced restaurateur. Thus, he did not lack the knowledge, skill or expertise necessary to operate the restaurant. The investor's funds were invested with the knowledge that profits would be made only if the investor successfully operated the restaurant, and the fortunes of the franchisee were independent from those of the franchisor.[27]

This focus on the governing documents of a transaction was furthered in Williamson v. Tucker, 645 F.2d 404 (5th Cir. Tex. 1981), where the Fifth Circuit established a presumption that general partners and joint venturers have the type of influence under the terms of their governing agreements which generally provides them with access to important information and protection against a dependence on others. This case involved interests in a joint venture formed for the purpose of developing real estate. In Williamson, the investors entered into joint venture agreements which granted the sponsor/manager all day-to-day management duties but retained substantial control rights for the investors. Pursuant to the joint venture agreement, unanimous consent of the investors was required to make or execute a deed of trust or mortgage, to borrow money in the name of the venture or to modify the rights of the investors. With respect to any proposal for development, the vote of 60% or 70% was required for approval and any dissenting interests would be purchased by the approving investors. The sponsor/manager could be removed with the vote of 60% or 70% of the joint venture interests. The court held that "the actual control exercised by the purchaser is irrelevant . . . [s]o long as the investor has the right to control the asset he has purchased, he is not dependent on the promoter or on a third party for those essential managerial efforts which affect the failure or success of the enterprise."[28]

The Williamson court noted that the issue of control in the joint venture or general partnership context is complicated because while the partnership may have full control over an asset, the individual partner has only a proportionate vote in the partnership and may delegate certain responsibilities to a committee or other general partners. However, the court found a presumption

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[26] Id. at 645.

[27] See id.

[28] Williamson, 645 F.2d at 421.

that general partners and joint venturers have the type of influence under the terms of their governing agreements which generally provides them with access to important information and protection against a dependence on others.[29] Thus, the burden is on the investor to show that (i) the agreement amongst the parties leaves so little power in the hands of the investor that power is distributed such as it would be in a limited partnership, (ii) the investor is so inexperienced and unknowledgeable in business affairs that he or she is incapable of intelligently exercising his or her powers, or (iii) the investor is so dependent on some unique entrepreneurial or managerial ability of the sponsor or manager that the manager cannot be replaced.[30] The delegation of rights alone, such as the hiring of a property manager, is not sufficient to constitute dependence on the efforts of others.[31]

Similar to the Mr. Steak and Williamson cases, in Ballard & Cordell Corp. v. Zoller & Dannenberg, 544 F.2d 1059 (10th Cir. Colo. 1976), the Tenth Circuit held that no investment contract existed with respect to the sale of a 50% working interest in two wells and lease units. In this case, the seller sold its entire interest in the well and lease units to the investor, subject to an operating agreement with an independent operator. The investors in this case were experienced investors who were engaged primarily in the business and oil and gas exploration. Although the operating agreement with the independent operator provided the operator with control over choosing to drill, and no return would be made unless the operator chose to drill, the investor could withhold consent for new drilling and for expenses in excess of $5,000, and had the right to participate in the selection of a new operator if the current operator sold its rights.[32] The Tenth Circuit rejected the investors' argument that an investment contract existed because of their dependence on the operator. The investors had experience and expertise in the industry, and the terms of the operating agreement gave the investors considerable control over operations. Thus, the court found that the case involved "nothing more than the transfer of a leasehold right."[33]

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[29] See id. at 422.

[30] See id. at 424.

[31] See id. at 423 ("We must emphasize, however, that a reliance on others does not exist merely because the partners have chosen to hire another party to manage their investment.")

[32] Ballard, 544 F.2d at 1065.

[33] Id. (relying on Mr. Steak). See also Matek v. Murat, 862 F.2d 720 (9th Cir. Cal. 1988). In Matek, the Ninth Circuit held that interests in a general partnership formed to own and operate a fishing boat were not securities. The Ninth Circuit initially declined to fully adopt the Williamson test out of concern that a security could be found in relation to some investors and a partnership in relation to others; e.g., a few investors may lack the experience necessary to intelligently exercise his partnership or venture powers. See Matek, 862 F.2d at 729. Instead, the

Similarly, in Aldrich v. McCulloch Properties, 627 F.2d 1036 (10th Cir. Colo. 1980), the Tenth Circuit addressed whether the sale of lots in a planned subdivision were investment contracts where the developer was alleged to have promised to develop and provide certain common area amenities. The court remanded the case for further factual determinations. However, they noted that the "obligation to perform minimum managerial functions or to provide basic improvements does not transform a real estate sale into a securities transaction."[34]

The Fourth Circuit has also adopted a presumption similar to that found in Williamson. In Rivanna Trawlers Unlimited v. Thompson Trawlers, Inc., 840 F.2d 236 (4th Cir. Va. 1988), the Fourth Circuit held that the sale of general partnership interests in a partnership formed to own, lease and operate fishing vessels did not constitute an investment contract within the meaning of the federal securities laws. Under the terms of the partnership agreement, the approval of 60% in partnership interests was required to approve all policy and management decisions with respect to the business, including the power to sell, convey and encumber partnership assets, the power to borrow money in excess of $500, and the power to hire managers. The Fourth Circuit held that "when an partnership agreement allocates powers to the general partners that are specific and unambiguous, and when those powers are sufficient to allow the general partners to exercise control, as a majority, over the partnership and its business, then the presumption that the general partnership is not a security can only be rebutted by evidence that it is not possible for the partners to exercise those powers."[35] In this case, not only did the partnership agreement provide the investors with the authority to manage the business, they exercised this authority on several occasions by replacing hired third-party managers and replacing the managing partner, one of the sponsors of the offering, with a management committee of other partners.[36]

In reviewing the governing agreements of a transaction to determine whether an investor has retained control, a significant factor is often whether the investor has the ability to replace those

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Matek court chose to focus on the terms of the partnership agreement and found that the partnership agreement put both managerial control and access to partnership information in the hands of the general partner. Thus, the partnership interests were not securities under the federal securities laws. The Ninth Circuit later fully adopted the Williamson test in Hocking v. Dubois, 885 F.2d 1449 (9th Cir. Nev. 1989).

[34] Aldrich, 627 F.2d at 1040 (citing Howey, 328 U.S. 293, 298).

[35] Rivanna Trawlers, 840 F.2d at 241.

[36] But see, Hocking, 885 F.2d 1449 (holding that an investment contract may exist under the Williamson test due to the investor's lack of practical ability to control his investment where the investor owned a condominium subject to a rental pooling arrangement where the management agent could not be replaced unless 75% of the participating owners agreed).

parties to whom it has delegated power. In Fargo Partners v. Dain Corp., 540 F.2d 912 (8th Cir. N.D. 1976), the purchaser bought an apartment complex and granted the seller the exclusive right to manage the property and complete control over the management of the apartment complex. However, the management agreement could be cancelled by the purchaser upon 30 days notice. The Eighth Circuit held that the purchaser "retained ultimate control of the operation of the apartment complex by reserving the right to fire . . . its manager on thirty days' notice."[37] Further, the court noted that the purchaser was a large investor and not lacking in business knowledge. Thus, there was no substantial reliance on the efforts of the seller or third parties for a return on the investment.[38] Similarly, in Perry v. Gammon, 583 F. Supp. 1230 (N.D. Ga. 1984), the district court held that the sale of apartment complexes to certain investor partnerships subject to management agreements with the existing manager did not constitute a security for federal securities law purposes. The purchaser argued that the continuing managerial role of the manager was part of a package deal that induced them to enter into the transaction; they were relying upon significant efforts of others to turn a profit.[39] The court rejected this argument and found that the no dependence had been shown that would convert an ordinary sale of real estate into a securities transaction. The partnerships here had the right to terminate the management agreement with 30 days prior written notice and thus retained ultimate control over the investment.

In addition to these cases addressing a delegation of management duties, courts have also addressed sale-leaseback arrangements and held that they do not involve the type of dependence or reliance necessary to give rise to an investment contract. In Elson v. Geiger, 506 F. Supp. 238 (E.D. Mich. 1980), the purchasers bought real property and leased the property back to the seller/lessee pursuant to a net lease. The district court rejected the purchaser's argument that it was dependent on the lessee's expertise so that timely rent payments would be made. The court held that this fact alone does not satisfy the Howey test because "every lessor, in some measure is reliant upon his commercial lessee's ability to manager the business profitably."[40] The court also noted that it was not dispositive that the lease at issue was a net lease.

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[37] Fargo, 540 F.2d at 915.

[38] See id.

[39] Perry, 583 F. Supp. at 1222-1223.

[40] Elson, 506 F. Supp. at 243. See also First National Bank v. Western Financial, Inc., 403 F. Supp. 701 (D. Minn. 1975). First National involved the purchase of the lessor's interest in certain personal property leases. The court held that no security existed, finding that under the Howey-Forman test it seems clear that the entrepreneurial effort involves more than merely a duty to pay money. See id. at 704. In this case, the court found that there was no investment in the productivity of an enterprise; the leases payments involved nothing more than the "basis of economic exchange which characterizes every form of commercial transaction." Id. But see,

In contrast to the cases discussed above, other courts have found that where (i) the control of the investor over the investment is illusory, (ii) the investor lacks the skill or experience necessary to exercise control, or (iii) the investor is so dependent on the unique skill or expertise of the sponsor or manager that that cannot practically be replaced without affecting the success of the venture, no investment contract exists. For example, in Albanese v. Florida Nat'l Bank, 823 F.2d 408 (11th Cir. Fla. 1987), the Eleventh Circuit applied the Williamson presumption and held that the purchase of ice machines coupled with a leaseback to the seller or a management agreement with the seller constituted an investment contract. Under both the management agreement and the lease agreement, the seller supplied the ice machine locations and serviced and collected proceeds from the ice machines. In addition, both the management agreement and the lease agreement provided that the investor could terminate the agreement if the seller breached the agreement or within 90 days after the investor repaid its purchase loan to the seller. The ice machines could not be relocated without the consent of the investor. The court held that any control of the investors was "illusory because [the investors] had no realistic alternative to allowing [seller] to manage their investments."[41] The investors could only place their machines where the seller had spaces available, which availability was dependent on the contacts of the seller and its efforts in finding locations. The investors had no experience in placing, managing or servicing ice machines, and there was no evidence that other companies existed which provided the wide range of management services that the seller provided with respect to ice machines.[42] Thus, the court found that any control by the investors was insubstantial and illusory, and there was a lack of reasonable alternatives to reliance upon the seller.

Huberman v. Denny's Restaurants, Inc., 337 F. Supp. 1249 (N.D. Cal. 1972). Huberman involved the sale of property which was subject to a net lease. The lease provided for a minimum monthly rent payment plus additional rent equal to 5% of the gross sales per month. The court held that the purchase and lease package constituted an investment contract. In doing so, the court focused on the investor's reliance on Denny's for her profits; she had no intention of running a franchise and she was completely dependent on Denny's to increase her profits from the percentage rent. This reliance analysis is misguided. The court distinguished the case from Mr. Steak, stating that the Mr. Steak ruling was based on the franchise owner's ability to fire the franchisor's chosen manager and otherwise participate in the business operations where its ruling involved a lease that gives the lessor no part in running the restaurant. Thus, the Huberman court seems to be treating the lessee's franchise as the common enterprise and requiring that the lessor have the ability to step into the tenant's business in order to preclude a finding of a security. However, the lessor in this case was not purchasing a franchise; she was purchasing property subject to a commercial lease.

[41] Albanese, 823 F.2d at 412.

[42] See id.

In SEC v. Rubera, 350 F. 3d 1084 (9th Cir. Or. 2003), the Ninth Circuit addressed a telephone investment program in which investors were sold pay telephones and entered into service agreements with the seller to install, maintain and service the telephones. Four levels of service were offered, including a buyback option with the highest level of service. The seller was entitled to a 70% shared of the revenue from the telephones, and the investor would receive 30% of the revenues or a minimum guaranteed return of 14%, whichever was greater. The court rejected the sponsor's argument that there was no expectation of profits in reliance on his efforts because the investors were guaranteed a minimum monthly payment and the investor's had the right to select management agreements with varying levels of service provided by the seller and control retained by the investor. The court held that the "question of an investor's control over his investment is decided in terms of practical as well as legal ability to control."[43] The experience and knowledge of the investor and the promoter's managerial skill are relevant factors in determining the practical ability to control. Here, the investors were relying on the sponsor's particular experience and skill in the telecommunications industry and almost all the investors chose the highest level of service. Further, although they received a minimum monthly return they were relying on the promoter's effort and skill to receive a higher return based on a percentage of the revenue derived from the pay telephones.

In SEC v. Aqua-Sonic Products Corp., 687 F.2d 577 (2d Cir. 1982), the Second Circuit addressed the offering of licenses to sell dental devices within certain geographic territories. The licensees were also provided with the option to enter into an agency agreement with a seller affiliate pursuant to which the agent would be responsible for all sales of the dental devices for the benefit of the licensee. The licensee had the right to cancel the agency agreement upon 90 days notice, had control over pricing and other order conditions, and had the right to respect the agent's records. The licensees were promised additional tax advantages by entering into the agency agreement, and every licensee selected the agency arrangement. In this case, the court found that it was necessary to look beyond the terms of the agreements; the investors had the right to reject the optional agency agreement. Instead, the court focused on "whether the typical investor who was being solicited would be expected under all the circumstances to accept the option, thus remaining passive and deriving profit from the efforts of others."[44] Here, the plan of distribution was not targeted at investors who were capable of undertaking distribution on their own. In fact, the licensor utilized insurance agents, financial consultants and tax consultants as salesman; they were contacting typical passive investors and not investors with experience in the distribution of dental supplies. Further, the offering materials represented to the investors that additional tax benefits would be available only if the agency option was selected. Thus, the investors did not have a reasonable alternative to accepting the agency option nor did they have the ability to

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[43] Rubera, 350 F.3d at 1093 (quoting Hocking v. Dubois, 885 F.2d 1449, 1460 (9th Cir. 1989)).

[44] Aqua-Sonic, 687 F.2d at 582-583. The court noted that in Howey fifteen percent of the citrus groves sold were not covered by the optional service contracts.

terminate the agency agreement and take over distribution themselves. Under these facts, the licenses were held to be securities subject to the registration requirements of the Securities Act.

C. A Master Lease Transaction is not an Investment Contract

A Master Lease Transaction, as described above, does not meet all four prongs of the Howey-Forman test. As discussed above, the first prong of the Howey-Forman test is rarely at issue. A Master Lease Transaction will involve the investment of money by a Tenant in Common to purchase an undivided tenant in common interest in a Project. Thus, the first prong of the Howey-Forman test is satisfied.

The second prong of the Howey-Forman test may not be satisfied in this case. The Master Lease Transaction will be marketed primarily to purchasers who will be acquiring undivided tenant in common interests in order to complete a like-kind exchange of real property pursuant to Section 1031 of the Internal Revenue Code. Thus, a significant inducement to enter into the transaction is the expectation of tax benefits. Courts have held that an expectation of tax benefits is not an expectation of profits for securities law purposes because the tax benefits are not derived from the efforts of others; the tax benefits are derived from the application of the Internal Revenue Code and the Treasury Regulations.[45] In addition, although the Tenants in Common may anticipate some capital appreciation with respect to the Project, such capital appreciation will not be due to the development of the initial investment. Any Project will be developed property upon acquisition by the Tenants in Common. As courts have noted, capital appreciation constituting an expectation of profits for securities law purposes should be distinguished from capital appreciation due to general increases in land values from area growth and improvements.[46] Further, although the Supreme Court has ruled that a fixed rate of return, such as a fixed rent payment like the payment due under the Master Lease, does not necessarily preclude a finding of an investment contract,[47] a significant motivation for the investment in the Project is to receive

[45] See supra Footnote 12.

[46] See supra Footnote 7. See also, Forman, 421 U.S. 837, 852 (holding that "capital appreciation resulting from the development of the initial investment" constituted profits for securities law purposes); Rodriguez v. Banco Cent., 990 F.2d 7 (1st Cir. P.R. 1993) (holding that a "simple sale of land, whether for investment or use, is not a 'security.' Even if bought for investment, the land itself does not constitute a business enterprise, and 'securities' are interests in an enterprise. Thus, one who buys raw land or even a building, hoping to profit from rents or the natural increase in the value of the property, is not under normal circumstances treated as purchasing a 'security.'")

[47] See Edwards, 540 U.S. 389.

certain tax benefits. Thus, the Tenants in Common do not have the requisite expectation of profits from the efforts of others.

Although the courts have used various approaches to determine whether a common enterprise exists, none of these approaches is satisfied in this scenario. Horizontal commonality does not exist because there is no pooling of assets from multiple investors into a single investment fund coupled with a sharing of the risks and benefits. Although the Tenants in Common will collectively own the Project, and with such collective ownership each Tenant in Common will be entitled to a share of rent in proportion to its percentage interest in the Projet, each Tenant in Common will hold its own alienable, undivided tenant in common interest in the Project. Pursuant to the Tenants in Common Agreement, each Tenant in Common will have the right to sell, transfer or pledge its Interest, subject to the Master Lease and any lender restrictions. Further, each Tenant in Common may also cause a judicial partition or sale of the Project. Thus, the Tenants in Common are not collectively pooling their resources for a greater return, such as in the pooled funds used for leveraged investments in Infinity Group. Rather they are bound together only by virtue of owning separate undivided interests in the same Project.

Vertical commonality is also not present in this scenario; there is no common venture between the sponsor-affiliated Master Tenant and the individual Tenants in Common. The Master Tenant will operate the Project, and will be entitled to any profits from the business generated at the Project as well as assume all losses with respect to the Project. Thus, the relationship between the Tenants in Common and the Master Tenant is merely that of lessor and lessee. The Tenants in Common are entitled to the payment of rent, regardless of whether the Master Tenant's efforts are generating a profit. Thus, there is no link between the Tenants in Common's fortunes and the Master Tenant's efforts.[48] Further, narrow vertical commonality does not exist because the Master Tenant's fortunes do not rise and fall with those of the Tenants in Common. Similar to Lavery, the Tenants in Common will receive a fixed monthly rent payment which will not vary based on the actual amount of rental income received by the Master Tenant. In such a case, the fortunes of the investor are not intertwined with those of the Master Tenant and vertical commonality does not exist.

Further, even under an economic realities approach to commonality, no common enterprise can be found with respect to a Master Lease Transaction. The Tenants in Common are purchasing income-producing real property and leasing such property. In contrast to McGill, this transaction is more commercial in nature rather than an investment in a development to share in the profits of a joint venture.

---

[48] See Elson, 506 F. Supp. at 243 ("every lessor, in some measure is reliant upon his commercial lessee's ability to manage the business profitably.")

The final prong of the Howey-Forman test is also not satisfied because the Tenants in Common will retain ultimate control over the real property they are purchasing. As the Howey-Forman progeny illustrate, the contractual arrangements between the parties are central in determining whether the purchaser has retained practical and legal control over the investment. Pursuant to the Tenants in Common Agreement, the Tenants in Common will have the right to sell, transfer or pledge their Interests. Similar to the facts in Williamson, where the joint venture agreement required unanimous consent to execute a deed of trust or borrow money and a vote of 60% to 70% to remove the manager, major decisions with respect to the Project, such as entering into any lease for the Project, the sale or exchange of the Project, the hiring of a property manager upon a termination of the Master Lease, and any financing or refinancing of the Project will require the consent of each Tenant in Common pursuant to the Tenants in Common Agreement.[49] Further, the Master Lease Agreement provides that it will terminate upon a majority vote by the Tenants in Common. As found in Williamson, Rivanna Trawlers, and Fargo, the ability to terminate a contractual arrangement where the investor has delegated any power is significant in determining the control retained by the investor. The Tenants in Common have retained the ability to exercise practical and legal control over the real property pursuant to the terms of the Tenants in Common Agreement and the Master Lease Agreement.

The control retained by the Tenants in Common in the documents governing the Master Lease Transaction is not illusory and there are no other factors present that rebut the Williamson presumption that the Tenants in Common have the type of influence under the terms of their governing documents that generally provides them with access to important information and protection against a dependence on others. First, the Tenants in Common must represent that they have prior experience in owning and operating real estate or they are an accredited investor and that they will exercise all of their control rights. Most of the Tenants in Common will be entering into the Master Lease Transaction for purposes of a like-kind exchange; they currently own and operate real estate which they will replace with an undivided interest in a Project. Each Tenant in Common performs its own due diligence, and receives all information a purchaser of real estate would customarily require, such as title information, information with respect to the physical condition of the Project, and historical operating results. It is anticipated that the Tenants in Common will meet (either in person, telephonically or through a website) on a regular basis and exercise their rights as an owner. Further, the Master Lease Transaction does not target passive investors who lack the ability or skill to protect their interests, such as the passive investors targeted in Aqua-Sonic by insurance agents and financial consultants with respect to the sale and distribution of dental supplies, an industry in which they had no knowledge or expertise. Instead, the Master Lease Transaction is directed towards active, experienced commercial real

---

[49] See also, Rivanna Trawlers, 840 F.2d 236 (holding no investment contract existed where the approval of 60% of the general partnership interests was required to approve all management decisions, including the power to sell, convey, and encumber assets and borrow money in excess of $500).

estate owners who have the knowledge, ability and access to information to control their Interests in the Project.

Second, the Tenants in Common are not dependent on the unique skill or expertise of the Master Tenant in a way that the Master Tenant cannot be replaced without affecting the success of the venture. If the Master Lease is terminated, the Tenants in Common can obtain another triple net lessee for the property or they can engage an independent management company to operate the Project, both of which options regularly arise in the commercial real estate industry. The leasing of this type of real property does not involve the special skills or experience required to cultivate and harvest citrus groves,[50] sell and distribute dental supplies,[51] or operate and service pay telephones[52] or ice machines.[53] Further, any return on the Project will not be due to any undeniably significant efforts of others. The Project will consist of developed, income-producing real property. As such, any return will be due simply to the leasing of the real property and the payment of rent by the tenants. The Tenants in Common will be experienced real estate owners who conduct their own due diligence to determine the value of the Project and its suitability for rental from which any return will be derived. Similar to Perry,[54] although the purchase of the Project will be coupled with a existing agreement to master lease the Project, at any time the Tenants in Common will have the power to terminate the Master Lease, should they choose to exercise this power, and they will have reasonable and available alternatives to reliance on the Master Tenant to maintain a return on their investment.

Based on the foregoing, the Master Lease Transaction does not involve an investment of money in a common enterprise with the expectation of profits solely from the efforts of others. Instead, the Master Lease Transaction involves a purchase and lease of an alienable interest in real property by experienced real estate owners, who have the knowledge, skill and access to information to protect themselves and have retained ultimate control over their investment. Thus, the Master Lease Transaction does not involve a security subject to the registration requirements under the Securities Act.

---

[50] See Howey, 328 U.S. 293.

[51] See Aqua-Sonic, 687, F.2d 577.

[52] See ETS Payphones, 300 F.3d 1281.

[53] See Albanese, 823 F.2d 408.

[54] Perry involved a property subject to an agreement with the an existing property manager, rather than a property subject to an agreement with a master tenant.

D. A Property Management Transaction is not an Investment Contract

A Property Management Transaction, as described above, does not meet all four prongs of the Howey-Forman test. Thus, a Property Management Transaction is not a security subject to the registration requirements of the Securities Act. As discussed above, the first prong of the Howey-Forman test is rarely at issue. A Property Management Transaction will involve the investment of money by a Tenant in Common to purchase an undivided interest in a Project. Thus, the first prong of the Howey-Forman test is satisfied.

The second prong of the Howey-Forman test may not be satisfied in this case. The Property Management Transaction will be marketed primarily to purchasers who will be acquiring undivided tenant in common interests in order to complete a like-kind exchange of real property pursuant to Section 1031 of the Internal Revenue Code. Thus, a significant inducement to enter into the transaction is the expectation of tax benefits. As discussed in II.C above, courts have held that an expectation of tax benefits is not an expectation of profits for securities law purposes because the tax benefits are not derived from the efforts of others; the tax benefits are derived from the application of the Internal Revenue Code and the Treasury Regulations.[55] In addition, although the Tenants in Common may anticipate some capital appreciation with respect to the Project, such capital appreciation will not be due to the development of the initial investment. Any Project will be developed property upon acquisition by the Tenants in Common. As the courts have noted, capital appreciation constituting an expectation of profits for securities law purposes should be distinguished from capital appreciation due to general increases in land values from area growth and improvements.[56] Further, although the Tenants in Common will derive income from the ownership and leasing of the Project to tenants, a significant motivation for the investment in the Project is to receive certain tax benefits. Thus, the Tenants in Common do not have the requisite expectation of profits from the efforts of others.

As previously discussed, the courts have used various approaches to determine whether a common enterprise exists. In this case, horizontal commonality does not exist but vertical commonality may be present. Horizontal commonality does not exist because there is no pooling of assets from multiple investors into a single investment fund coupled with a sharing of the risks and benefits. Although the Tenants in Common will collectively own the Project, and with such collective ownership each Tenant in Common will be entitled to a share of gross revenue in proportion to its percentage interest in the Project, each Tenant in Common will hold its own alienable, undivided interest in the Project. Pursuant to the Tenants in Common Agreement, each

---

[55] See supra Footnote 45.

[56] See supra Footnote 7. See also, Forman, 421 U.S. at 852 (holding that "capital appreciation resulting from the development of the initial investment" constituted profits for securities law purposes).

Tenant in Common will have the right to sell, transfer or pledge its Interest, subject to the Property Management Agreement, Tenant in Common Agreement and Asset Management Agreements and any lender restrictions. Further, each Tenant in Common may also cause a judicial partition or sale of the Project, subject to the option of the other Tenants in Common to buy-out the Interest of any Tenant in Common filing an action for partition. Thus, the Tenants in Common are not collectively pooling their resources for a greater return, such as in the pooled funds used for leveraged investments in Infinity Group. Rather they are bound together only by virtue of owning separate undivided interests in the same Project. However, vertical commonality may be present in this scenario. The Property Manager and the Asset Manager will each receive a fee based on the gross revenues of the Project. Thus, it may be argued that their fortunes will rise and fall with those of the Tenants in Common. If the vertical commonality approach is adopted as the appropriate standard, this prong may be satisfied with respect to the Property Management Transaction.

Similar to the Master Lease Transaction, the final prong of the Howey-Forman test is also not satisfied with respect to the Property Management Transaction because the Tenants in Common will retain ultimate control over the real property they are purchasing. Pursuant to the Tenants in Common Agreement, the Tenants in Common will have the right to sell, transfer or pledge their Interests. Major decisions with respect to the Project, such as (i) the sale or exchange or lease of the Project, (ii) any loan or modification of any loan, and (iii) the annual renewal of the Property Management Agreement and Asset Management Agreement, will require the consent of each Tenant in Common. Further, the Property Management Agreement provides that it will terminate upon a majority vote by the Tenants in Common, and the Asset Management Agreement provides that it may be terminated annually or with 30 days notice upon cause. As discussed above, the ability to terminate a contractual arrangement where the investor has delegated any power is significant in determining the control retained by the investor. The Tenants in Common have retained the ability to exercise practical and legal control over the real property pursuant to the terms of the Tenants in Common Agreement, the Property Management Agreement and the Asset Management Agreement.

The control retained by the Tenants in Common in the documents governing the Property Management Transaction is not illusory and there are no other factors present that rebut the Williamson presumption that the Tenants in Common have the type of influence under the terms of their governing documents that generally provides them with access to important information and protection against a dependence on others. First, the Tenants in Common must represent that they have substantial experience in owning and operating real estate or they are an accredited investor and will exercise all of their control rights . In addition, the Tenants in Common will actively manage the property by supervising the Asset Manager, they have the ability or knowledge to actively manage the Project, and they will be involved in the management of the Project. Each Tenant in Common performs its own due diligence, and receives all information a purchaser of real estate would customarily require, such as title information, information with respect to the physical condition of the Project, and historical operating results. It is anticipated that the Tenants in Common will meet (either in person, telephonically or through a website) on a regular basis and exercise their rights as an owner. Thus, the Property Management Transaction is directed towards, active experienced commercial real estate owners who have the knowledge, ability and access to information to control their Interests in the Project and who desire to actively manage the Project. Further, each Tenant in Common can direct the Property Manager and the Asset Manager only steps in to resolve any contradictory directions.

Second, the Tenants in Common are not dependent on the unique skill or expertise of the Asset Manager or the Property Manager in a way that the Asset Manager or Property Manager cannot be replaced without affecting the success of the venture. If either the Asset Management Agreement or Property Management Agreement is terminated, the Tenants in Common can engage another asset manager and/or property manager to operate the Project. As noted in the context of the Master Lease Transaction, the management of the property does not involve the special skills or experience required to cultivate and harvest citrus, sell and distribute dental supplies, or operate and service pay telephones or ice machines.[57] Further, any return on the Project will not be due to any undeniably significant efforts of others. The Project will consist of developed, income-producing real property. As such, any return will be due simply to the leasing of the real property and the payment of rent by the tenants; the Property Manager and Asset Manager will simply perform basic managerial functions under the supervision of the Tenants in Common.[58] Although the purchase of the Project will be coupled with an existing Property Management Agreement and Asset Management Agreement, upon the final transfer of an Interest by the Sponsor, the Selection and Approval Meeting will be held whereby the Tenants in Common will select a Property Manager and an Asset Manager, which may or may not be the existing manager. Further, the Tenants in Common will have ongoing termination rights as discussed above. If at any time the Property Management Agreement and/or the Asset Management Agreement are terminated, the Tenants in Common will have reasonable and available alternatives to reliance on the Property Manager and/or the Asset Manager to maintain a return on their investment.

Based on the foregoing, the Property Management Transaction does not involve an investment of money in a common enterprise with the expectation of profits solely from the efforts of others. Instead, the Property Management Transaction involves a purchase of an alienable interest in real property by experienced real estate owners, who the knowledge, skill and access to information to protect themselves and have retained ultimate control over their investment. Thus, the Property

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[57] See supra Footnotes 50-53.

[58] As noted in Aldrich, "the obligation to perform minimal managerial functions or to provide basic improvements does not transform a real estate sale into a securities transaction." Aldrich, 627 F.2d at 1040.

Management Transaction does not involve a security subject to the registration requirements under the Securities Act.

III. Conclusion

In view of the foregoing, we respectfully request confirmation that the Division will not recommend any enforcement action to the Commission under Sections 5 or 15 of the Securities Act if a Master Lease Transaction or a Property Management Transaction is effected without registration, or an available exemption from registration, under the Securities Act.

If you have any questions or need any additional information concerning our request, please contact the undersigned at (619) 699-2502.

Sincerely,

Darryl Steinhause
of
LUCE, FORWARD, HAMILTON & SCRIPPS LLP

DS/bc

2000 SEC No-Act. LEXIS 824

Securities Act of 1933 -- Section 2(a)(1)

August 23, 2000

CORE TERMS: replacement property, rent, investment contract, real estate, Securities Act, appreciation, managerial, lease, common enterprise, third party, purchaser, investor, promoter, manage, profitability, registration, subleasing, sublease, leased, tenant, property manager, seller, enforcement action, operating expenses, managing, rental, lessee, buy, obligated to pay, rent increase

[*1] Triple Net Leasing, LLC

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Triple Net Leasing, LLC
Incoming letter dated July 6, 2000

Based on the facts presented, the Division disagrees with your view that the real estate interests described in your letter are not securities within the meaning of Section 2(a)(1) of the Securities Act of 1933. As a result, the Division is unable to assure you that it would not recommend enforcement action to the Commission unless the offer and sale of the real estate interests are registered under the Section Act or exempt from registration.

This position is based on the representations made to the Division. Any different facts or conditions may require a different result.

Sincerely,

Patricia Miller
Special Counsel

INQUIRY-1: HIRSCHLER, FLEISCHER, WEINBERG, COX & ALLEN

ATTORNEYS AT LAW

FEDERAL RESERVE BANK BUILDING

701 EAST BYRD STREET

RICHMOND, VIRGINIA 23219

TELEPHONE: (804) 771-9500

FACSIMILE: (804) 644-0957

MAILING ADDRESS:

P.O. BOX 500

RICHMOND, VIRGINIA 23218-0500

RICHMOND

(804) 771-9523

E-MAIL ADDRESS:

kbrooks£hfwca.com

July 6, 2000

By Federal [*2] Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Ladies and Gentlemen:

We are counsel to Triple Net Leasing, LLC a Virginia limited liability company (the "Company"). As discussed more fully below, the Company intends to sell net leased real estate to persons who generally desire to acquire replacement property for tax-deferred exchange transactions pursuant to section 1031 of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations promulgated thereunder (an "Exchange Transaction").

On behalf of the Company, we respectfully ask that the Division concur in our view that, under the facts described below, an Exchange Transaction does not involve a "security" as defined in section 2(1) of the Securities Act of 1933, as amended (the "Securities Act"), and, therefore, confirm that no enforcement action will be taken by the Securities and Exchange Commission (the "Commission") if an Exchange Transaction is effected without registration under the Securities Act.

I. EXCHANGE TRANSACTION

Under section 1031 of the Code, taxpayers ("Exchangors") who own real estate held[*3] for investment or use in a trade or business ("Relinquished Property") may exchange their Relinquished Property for replacement real estate to be held for investment or use in a trade or business ("Replacement Property"), thereby deferring the tax that otherwise would have been recognized on a taxable sale of the Relinquished Property. To qualify for tax-deferral under section 1031 of the Code, the Relinquished Property and the Replacement Property both must constitute real estate, and not a "security," for federal income tax purposes. See I.R.C. § 1031(a)(2)(C).

The Company intends to sell Replacement Property through licensed real estate agents, brokers and possibly others. The Company, however, will not sell Replacement Property through licensed securities broker-dealers or their registered representatives. The Company will either sell the entire Replacement Property to one Exchangor or enter into separate Exchange Transactions with multiple Exchangors who will own a given Replacement Property as tenants in common.

As part of the Exchange Transaction, the Exchangors will master lease the Replacement Property to an affiliate of the Company on a triple net basis for a term generally[*4] of ten to fifteen years, with optional renewal periods that may be exercised by the parties. At the end of the lease term (and any extension), the Exchangors will have the right to fully possess the Replacement Property. The Company will be responsible for all taxes, insurance, operating expenses, maintenance and repairs associated with the Replacement Property; the Exchangors will be responsible for capital expenditures (generally roof, structure and parking lot repairs and replacements) associated with the Relinquished Property. The Relinquished Property generally will be encumbered by a mortgage or deed of trust. The Company will pay a stated rent to the Exchangors. The rent will either be fixed for the entire term, or subject to periodic increases, for example, based on the Consumer Price Increase or a stated percentage increase. At no time will the rent increase (or decrease) based on the profitability (or lack of profitability) of the Company in operating, subleasing and managing the Property. Thus, even if the Property was totally vacant the Company would be obligated to pay the stated rent. If requested by an Exchangor, the Company will make, on behalf of the Exchangor, principal[*5] and interest payments due to the Exchangor's lender with the balance paid to the Exchangor. The Company will sublease the Replacement Property to one or more tenants selected by the Company; the Exchangors will not have the right to approve the tenants or any other matters with respect to the Replacement Property except capital expenditures that are the responsibility of the Exchangors.

The Company is unconditionally responsible for all rent owed to the Exchangors under the master lease. The rent is not tied to the Company's success in subleasing the Replacement Property, collecting rent under the subleases, maintaining the Replacement Property or any other matter whatsoever. Accordingly, other than the stated rent due under the master lease, the Exchangors will not receive any compensation from the subtenants or the Company.

II. ANALYSIS

Under existing case law, contracts to purchase real estate generally do not constitute a "security" within the meaning of the Securities Act. See *Timmreck v. Munn, 433 F. Supp. 396 (N.D. Ill. 1977)* (land is not a security and a land purchase contract does not fall automatically within the federal securities laws because[*6] the purchaser hopes that the value of the land will increase through appreciation, not management by another person). In addition, real estate contracts, mortgage documents, lease agreements and similar documents are not specifically included within any of the enumerated definitions of a "security" in the Securities Act. Accordingly, it is necessary to determine whether an Exchange Transaction will constitute the purchase and sale of an "investment contract" subject to the Securities Act's registration requirements. In *SEC v. W.J. Howey Co., 328 U.S. 293 (1946),* the United States Supreme Court defined an investment contract as a contract, transaction or scheme whereby a person (1) invests his money, (2) in a common enterprise, and (3) is led to expect "profits" solely from the efforts of the promoter or a third party. Although courts generally use a functional approach to the Howey test, each of the factors must be present for a transaction to be considered an investment contract. See *SEC v. Koscot Interplanetary, Inc., et al., 497 F.2d 473, 476 (5th Cir. 1974).*

In an Exchange Transaction, there is no "profit" as contemplated[*7] in the Howey decision or subsequent decisions. In *United Housing Foundation v. Forman, 421 U.S. 837 (1975),* the United States Supreme Court rejected the proposition that tax benefits to the investor would qualify as profit. The Court stated, "We know of no basis in law for the view that the payment of interest, with its consequent deductibility for tax purposes constitutes income or profits". *Id. at 855.* The Court added that even if the tax deductions at issue in the case were considered profits, they would not be the type associated with a security investment because they did not result from the managerial efforts of others. *Id. at 855, n. 20.* In addition, the benefit of tax deferral to an Exchangor is provided under section 1031 of the Code and is not dependent on the efforts of the Company or any third party. See *Meade v. Weber, 647 F. Supp. 954 (E.D. La. 1986),* aff'd without opinion, *836 F.2d 1344 (5th Cir. 1987)* (expectation of tax deductions does not equate with the expectation of profits or earnings); Sunshine Kitchens [*8] v. Alanthus Corp., 403 F. Supp. (S.D. Fla. 1975) (there is no common enterprise where the advantage sought is a tax advantage because tax benefits do not constitute profits for the purpose of the definition of investment contract).

Moreover, capital appreciation attributable to general inflationary trends or the economy is not "profit" as contemplated in Howey or subsequent decisions. See *Rodriguez v. Banco Cent. Corp., 990 F.2d 7, 10 (1st Cir. 1993)* (one who buys raw land or building hoping to profit from rents or natural increases in property value is not in normal circumstances purchasing a security); *Aldrich v. McCullough Properties, Inc., 627 F.2d 1036, 1039, n.1 (10th Cir. 1980)* (same); Woodward v. Terracor, 574 F.2d (10th Cir. 1978) (no common enterprise where any increase that the investor expected from the subsequent sale of his lot was from general inflationary trend); *Davis v. Rio Rancho Estates, Inc., 401 F. Supp. 1045 (S.D.N.Y. 1975)* (expectation of profit on resale insufficient to transform sale of real property into investment contract). Courts have concluded that [*9]an "investment contract" was involved only in cases where a promoter offered interests in a project and any appreciation was dependent upon development through the promoter's efforts. See *McCown v. Heider, 527 F.2d 204(10th Cir. 1975)* (investment contract exists where increase in the value of the investor's lot is dependent upon development of subdivision).

In an Exchange Transaction, there is no development; the Replacement Property consists of improved commercial real estate subject to a long-term master lease. As noted above, the Company is unconditionally obligated to make rent payments to the Exchangors without regard to whether the Company is successful in operating, subleasing and managing the Replacement Property. If the Company subleases the Replacement Property at a profit (that is, the rent collected less the operating expenses is in excess of the stated rent payment owed to the Exchangors), the Exchangors are not entitled to any of the excess. Similarly, if the Company subleases the Replacement Property at a loss (that is, the rent collected less the operating expenses is less than the stated rent payments), the Exchangors do not bear any [*10] of the loss. In Dumbarton Condominium Assoc. v. 3120 R Street Associates Ltd. Partnership, (D.D.C. 1987), the court held that an arrangement in which the purchaser of a condominium leased the unit back to the developer for one year at a fixed rental payment constituted a landlord/tenant relationship, and did not indicate a transfer of managerial control that would make the transaction an investment contract.

Similarly, in *Elson v. Geiger, 506 F. Supp. 238 (E.D. Mich. 1980)* aff'd without opinion, *701 F.2d 176 (6th Cir. 1982),* the court noted that where a lessee is obligated to pay an agreed rent, the rent is totally independent of any profits or managerial expertise. The Elson court stated: "Although the Plaintiffs argued that seller-lessee's managerial ability was requisite to a continuation of timely rental payments, this contention alone does not meet the Howey test. Every lessor, in some measure, is reliant upon his commercial lessee's ability to manage the business profitably; however, such reliance will not render every commercial lease a security." *Id. at 243.* See also *Commander's Place Park Assoc. v. Girard & Pastel Corp., 572 F.2d 1084 (5th Cir. 1978)* [*11](where mobile park was leased back to seller for fixed annual sum, there was no investment contract because management of seller would not provide crucial efforts to generate profits); *Pliskin v. Bruno, 838 F. Supp. 658 (D. Me. 1993)* (guaranteed fixed rental payments which insulated purchasers from any profits or losses prevented a finding of an investment contract); *Lavery v. Kearns, 792 F. Supp. 847 (D. Me. 1992)* (purchaser of condominium who leased unit back to affiliate of seller at a fixed rent did not buy an investment contract); *First Nat'l Bank v. Western Financial, Inc., 403 F. Supp. 701 (D. Minn. 1975)* (managerial effort involves more than merely a duty to pay money).

There will be no property manager for the Replacement Property. However, the Exchangors will have the right to select a property manager if they choose to do so. We believe that the ability of the Exchangors to manage the Replacement Property precludes a finding of an "investment contract". In *Perry v. Gammon, 583 F. Supp. 1230 (N.D.Ga. 1984),* for example, the court stated the mere reliance[*12] on others to manage the investment is not the type of dependence on others that the Howey decision requires. To conclude otherwise, the Perry court stated, would convert into a securities transaction almost any real estate investment where the owners delegate management of the properties. *Id. at 1233.* See *Wilson, et al. v. Lee, et al., 601 S.W.2d 483 (Tex. App. 1980)* (no investment contract where investors are free to change managers at any time and no management efforts devoted to making profit or appreciation).

In sum, the Exchange Transaction contemplated in this letter involves exchanges of real estate by persons who desire to (1) defer taxes and (2) receive stated rental payments from their Replacement Property. The Exchangors do not rely upon the Company or any other third party to make a profit through developmental appreciation. At no time will the rent increase (or decrease) based on the profitability (or lack of profitability) of the Company in operating, subleasing and managing the Property. The Exchangors have the right to manage the property themselves or use a property manager other than the Company. [*13] There is no restriction, other than any applicable loan covenants, upon an Exchangor's further transfer of his or her ownership in the Replacement Property. Accordingly, we believe that an Exchangor is not participating in a common enterprise with an expectation of profits from the efforts of a promoter or a third party as required by the Howey decision. It is our further belief that, because the transactions described above do not constitute the offer or sale of a security, none of the individuals involved in such transactions are subject to the registration, reporting or other requirements of the Securities Act.

In view of the foregoing, we respectfully request your confirmation that the staff of the Division of Corporation Finance will not recommend any enforcement action under the Securities Act in connection with the Exchange Transactions described herein.

In accordance with Release No. 33-6269 (December 5, 1980), seven additional copies of this letter are enclosed. If you have any comments or require additional information, please contact, the undersigned at (804) 771-9523, or Louis J. Rogers at (804) 771-9567.

Very ruly yours,

Keith B. Brooks

Legal Topics:

For related research and practice materials, see the following legal topics:
Contracts Law: Types of Contracts: Investment Contracts
Contracts Law: Types of Contracts: Lease Agreements: General Overview
Real Property Law: Securities Regulation: Transactions Subject to Regulation

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SEND TO: KRAUSKOPF, ANNE M.
SECURITIES AND EXCHANGE COMMISSION
SEC HEADQUARTERS: LIBRARY
100 F ST NE RM 1520
WASHINGTON, DISTRICT OF COLUMBIA 20549-2001

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